FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 19, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods” or the “Company”] hereby notifies of resolutions adopted by the Board of Directors of WBD Foods on July 15, 2005.

1. On the matter of the agenda: Concerning the calling of the extraordinary general meeting of shareholders (EGSM).

Be it resolved:

1.1. That the extraordinary meeting of shareholders of the Company be called.

1.2. That the issue “Concerning approval of interested party transactions” be included, on the initiative of the Board of Directors, in the agenda of the extraordinary general meeting of shareholders.

1.3. That the following agenda of the extraordinary meeting of shareholders of the Company be approved:

• Concerning approval of interested party transactions.

1.4. That the following terms and procedure for holding the extraordinary general meeting of shareholders of the Company be approved:

1. Form of the meeting: remote voting.

2. Deadline for the voting ballots receipt: September 5, 2005, by 24.00 Moscow time

3. Postal address to which to send completed ballot papers: d. 16/15, Yauzsky boulevard, room 306, Moscow, 109028, Russian Federation.

1.5. That July 19, 2005 (at the end of the registrar’s business day), be set as the date of preparation of the list of persons entitled to participate in the extraordinary general meeting of shareholders of the Company.

1.6. That the form and text of the ballot papers for voting be approved.

1.7. That the text of the notice of the extraordinary general meeting of shareholders be approved.

1.8. That the following list of information (materials) to be provided to shareholders be approved:

• draft resolution of the extraordinary general meeting of shareholders;

• voting ballot

• notice for EGSM

1.9. That the following procedure be established for giving notice of the extraordinary general meeting of shareholders of the Company:

• no later than 30 (thirty) days before the deadline of the voting ballots receipt, the documents for the meeting will be sent by registered mail or delivered by hand against signature for receipt to each person specified in the list of persons entitled to participate in the meeting,

• no later than 30 (thirty) days before the deadline of the voting ballots receipt, a notice of the EGSM shall be published in the Wall Street Journal (New York, USA).

• in addition, the materials and documents to be provided to the shareholders in the course of preparation for the EGSM, may be inspected at the location of WBD Foods (d. 16/15, Yauzsky boulevard, room 306, Moscow, 109028, Russian Federation) from 10:00 a.m. to 4:00 p.m. (Moscow time) daily, except Saturday and Sunday.

Wimm-Bill-Dann Foods Open Joint Stock Company hereby also submits the materials to be provided to security holders in connection with extraordinary general shareholders’ meeting to be held on September 5, 2005.

1.              Notification to shareholders on Extraordinary General shareholders’ meeting

Wimm-Bill-Dann Foods Open Joint Stock Company (“WBD Foods”), located at d. 16/15, Yauzsky boulevard, room 306, Moscow, 109028, Russian Federation,

hereby notifies the shareholders of WBD Foods of an extraordinary general meeting of shareholders of WBD Foods to be held by way of remote voting.

Agenda of the general meeting of shareholders:

1. Concerning approval of interested party transactions.

Voting on this agenda item will be conducted using ballot papers.

Deadline for receipt of ballot papers: September 05, 2005, by 24:00 Moscow time.

Postal address to which to send completed ballot papers: d. 16/15, Yauzsky boulevard, room 306, Moscow, 109028, Russian Federation.

Date of preparation of the list of persons entitled to participate in the general meeting of shareholders: July 19, 2005 (at end of registrar’s business day).

Ballot papers expressing the shareholder’s vote must be signed by the shareholder, or by a representative of the shareholder on the basis of a power of attorney attached to the ballot paper and executed in the manner prescribed by article 57 of the Federal Law on Joint Stock Companies.

Materials relating to the agenda matter are attached to the ballot paper.

Additionally, materials and documents to be provided to shareholders in preparation for the extraordinary meeting may be inspected at the location of WBD Foods from 10:00 to 16:00 (Moscow time) daily, except Saturday and Sunday.

WBD Foods Board of Directors

2. Draft Resolution of the Extraordinary General Meeting of Shareholders

2.1. In fulfillment of the formal requirements of the Federal Law on Joint Stock Companies regarding the conclusion of transactions involving a potential interest, and in view of the absence of a genuine conflict of interests, be it resolved that the following transactions be approved:

• Indemnification Agreements between WBD Foods and each of the following individuals - officials of WBD Foods, severally: member of the Board of Directors of WBD Foods – G.A. Yushvaev, and members of the Management Board of WBD Foods –
V. V. Eliseeva and G.K. Krainov, in compliance with which (the agreements) the officials listed above are held harmless against any costs and expenses incurred by the officials listed above in connection with any suits, claims or court processes or court hearings, arising out of the discharge by the above mentioned officials of their responsibilities of a member of the Board of Directors and/or a member of the Management Board of WBD Foods (an officer) respectively, or resulting from the discharge of such responsibilities. (Beneficiaries – G. A. Yushvaev, V.V. Eliseeva, G.K. Krainov).

• Agreements on indemnification of court expenses between WBD Foods and each of the following individuals - officials of WBD Foods, severally: member of the Board of Directors of WBD Foods – G.A. Yushvaev, and members of the Management Board of WBD Foods V. V. Eliseeva and G.K. Krainov, in compliance with which (the agreements) WBD Foods agrees to indemnify the officials listed above for all costs and expenses incurred by the officials listed above in connection with any suits, claims or court processes or court hearings, arising out of the discharge by the above mentioned officials of their responsibilities of a member of the Board of Directors and/or a member of the Management Board of WBD Foods (an officer) respectively, or resulting from the discharge of such responsibilities. (Beneficiaries - G. A. Yushvaev, V.V. Eliseeva, G.K. Krainov).

3. Voting ballot

BALLOT PAPER No. 1

Wimm-Bill-Dann Foods Open Joint Stock Company (hereinafter the “Company”)

Location: d. 16/15, Yauzsky blvd., room 306, Moscow, 109028, Russian Federation

Form of meeting: remote voting

Deadline for receipt of ballot papers: September 05, 2005, by 24.00 Moscow time

Postal address to which to send ballot paper:
d. 16/15, Yauzsky blvd., room 306, Moscow, 109028, Russian Federation

SHAREHOLDER:

Total number of votes held by shareholder:

Number of votes that may be voted by shareholder on this agenda item:

Voting on the first agenda item: Concerning approval of interested party transactions.

Voting instructions:

(Please familiarize yourself with the procedure for filling out the ballot paper before marking your vote!)

The voter may select only one voting option (“For”, “Against” or “Abstained”), unless voting pursuant to the instructions of persons who acquired shares after the date of preparation of the list of persons entitled to participate in the meeting (“list preparation date”) or pursuant to the instructions of owners of depositary securities;

if more than one voting option is selected, the voter shall in the corresponding “number of votes cast” field specify the number of votes cast for that voting option, and make a note that the shares are being voted in accordance with the instructions of acquirers of shares assigned after the list preparation date and/or owners of depositary securities;

a person voting on the basis of a power of attorney issued with respect to shares assigned after the list preparation date shall in the corresponding “number of votes cast” field specify the number of votes cast for that voting option, and make a note that the shares are being voted on the basis of a power of attorney issued with respect to shares assigned after the list preparation date;

if not all shares were assigned after the list preparation date, the voter shall in the corresponding “number of votes cast” field specify the number of votes cast for the selected voting option, and make a note indicating the number of shares assigned after the list preparation date. If the same voting option is selected both for the voter’s shares and for shares assigned after the list preparation date (pursuant to the instructions of their acquirers), the votes shall be totaled.

Matter put to a vote (wording of the resolution)

1. In fulfillment of the formal requirements of the Federal Law on Joint Stock Companies regarding the conclusion of transactions involving a potential interest, and in view of the absence of a genuine conflict of interests, be it resolved that the following transactions be approved:

• Indemnification Agreements between WBD Foods and each of the following individuals - officials of WBD Foods, severally: member of the Board of Directors of WBD Foods – G.A. Yushvaev, and members of the Management Board of WBD Foods –
V. V. Eliseeva and G.K. Krainov, in compliance with which (the agreements) the officials listed above are held harmless against any costs and expenses incurred by the officials listed above in connection with any suits, claims or court processes or court hearings, arising out of the discharge by the above mentioned officials of their responsibilities of a member of the Board of Directors and/or a member of the Management Board of WBD Foods (an officer) respectively, or resulting from the discharge of such responsibilities. (Beneficiaries – G. A. Yushvaev, V.V. Eliseeva, G.K. Krainov).

VOTING OPTIONS

cross out the two undesired voting options

(leave only one voting option, except in the cases specified in the voting instructions)

FOR	AGAINST	ABSTAINED

Fields for cases specified in the voting instructions

Number of votes cast

• Agreements on indemnification of court expenses between WBD Foods and each of the following individuals - officials of WBD Foods, severally: member of the Board of Directors of WBD Foods – G.A. Yushvaev, and members of the Management Board of WBD Foods V. V. Eliseeva and G.K. Krainov, in compliance with which (the agreements) WBD Foods agrees to indemnify the officials listed above for all costs and expenses incurred by the officials listed above in connection with any suits, claims or court processes or court hearings, arising out of the discharge by the above mentioned officials of their responsibilities of a member of the Board of Directors and/or a member of the Management Board of WBD Foods (an officer) respectively, or resulting from the discharge of such responsibilities. (Beneficiaries - G. A. Yushvaev, V.V. Eliseeva, G.K. Krainov).

VOTING OPTIONS

cross out the two undesired voting options

(leave only one voting option, except in the cases specified in the voting instructions)

FOR	AGAINST	ABSTAINED

Fields for cases specified in the voting instructions

Number of votes cast

The ballot paper should be signed by the shareholder (or his representative).

SIGNATURE

This ballot paper is void unless signed by the shareholder or shareholder’s representative!

(Individuals: also write surname and initials; legal entities: write the full name of the entity and the signing person’s title, surname and initials, and authority)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Ekaterina E. Laryushkina
		Name:	Ekaterina E. Laryushkina
		Title:	Representative by power of attorney
Dated 18.07.2005 No. 18/07-01
Wimm-Bill-Dann Foods OJSC

Date:	July 19, 2005